A positive social network that connects users over history is building Google Maps to the past!

🟦 **PITCH VIDEO**   ⬜ **INVESTOR PANEL**





lyfmap.com Saint Paul MN 🐦 📘 📷 📡   Technology   Entertainment   Software   Social   Community

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Highlights

Highlights

① Background: Lyfmap is an Interactive, User Generated platform initially targeting age 50+ who own 70% of the wealth

② Network Effects: Our users are building a unique database of the world's history, with massive network effects

③ Time: Lyfmap returning User time spent (12 min) is super sticky and similar to Pinterest (14min)!

④ Scale: Social networks can SCALE to billion dollar valuations whereas consumer products companies rarely can

⑤ Virtual Time Machine: VR recreations of any place at any point in time will be possible as our data expands

⑥ Always Learning: Accepted into Jason Calacanis' Founder University 16.

⑦ Expertise: Larry Bieza has run 3 profitable businesses based on monetizing people's fascination with history

⑦ Expertise: Larry Bieza has run 3 profitable businesses based on monetizing people's fascination with history

⑧ No Algorithm: Lyfmap won't serve content to users via an algorithm, but instead via proximity and chronology

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Our Team



Larry Bieza   Founder

Built 3 history related businesses, all of them successful. Author, Maker, 22 years in Automation Controls at USPS. The intersection of tech, data, and history is where I thrive.

> Over the next 30 years the Baby Boomer generation will have passed away. All their memories gone, all their BILLIONS of paper photos discarded. Lost forever. Our Moonshot mission is to prevent that tragic loss, by saving WHERE IT HAPPENED, all of the stories, memories, and history of a generation, and then for every generation that follows...



Dusan Lalic   Full Stack Developer at Lyfmap.com

Building Lyfmap into something amazing. Highly experienced agile software development professional with first-class coding skills and more than 20 years of experience in desktop, database, mobile and web programming.

The MOONSHOT mission of Lyfmap.com: To Democratize our collective history, saving it at the places where it happened. We can't do it without you.

It began with a realization:

That the Baby Boomer generation has Billions of paper photos and knows the stories behind them. And that they will all disappear......But, if we could build a website to capture that information, we would provide a massive social benefit, and at the same time build an incredible moat of proprietary data!

People love to tell stories and reminisce about the places of their lives, and Lyfmap gives them an easy way to save those stories where they happened, and then connect with others who have those locations in common.

And we've now topped 3200 local (St Paul, MN) users, have over 1 million pieces of history saved so far, users who have saved over 1000 memories each, and we're just getting started.

This is the biggest mission on Wefunder. Are you in?

Downloads

LYFMAP Pitch Deck for Wefunder.pdf